

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 21, 2012

<u>Via Facsimile:</u>
Mr. Christopher Johns
Chief Executive Officer
SupportSave Solutions, Inc.
3400 Cahuenga Blvd. W., Suite 114
Los Angeles, CA 90068

>   **Re: SupportSave Solutions, Inc.**
>   **Form 10-K for the Fiscal Year Ended May 31, 2011**
>   **Filed September 14, 2011**
>   **Form 10-Q for the Quarter Ended November 30, 2011**
>   **Filed January 23, 2012**
>   **File No. 333-143901**

Dear Mr. Johns:

  We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended May 31, 2011

Management's Discussion and Analysis of Financial Condition and Result of Operations

Results of operations for the years ended May 31, 2011 and 2010, page 13

1. Please tell us in detail and expand your disclosure in future filings to discuss in more detail the specific reasons for the increase in wages and benefits of $1,307,819 for the year ended May 31, 2011.

Consolidated Financial Statements

General

2. We note your disclosure on page 10 regarding the Duryea action. Please tell us in detail about the allegations that Mr. Duryea, your former president and member of the board, took stock that was overvalued based on your incorrect financial reports.

Note 11. Income Taxes, page F-11

3. We note that you recognized a tax benefit of $485,000 in the fiscal year ended May 31, 2011. Tell us in detail, citing the accounting literature upon which you relied, how you determined that a tax benefit was appropriate given your history of losses with only one year of income.

4. We note that you have not accrued foreign or state taxes for the fiscal year ended May 31, 2010 or the three months ended August 31, 2011. Please discuss in detail your rationale for not accruing them.

5. In future filings, please provide the required tax rate reconciliation.

Please file all correspondence over EDGAR. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sharon Virga, Senior Staff Accountant, at (202) 551-3385 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director